Wendell M. Faria, Esq. Partner wendell.faria@dentons.com D +1 202 496 7408	Dentons US LLP 1900 K St NW Washington, DC 20006 United States dentons.com

Wendell Faria

Partner

April 25, 2025

United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.
Washington, DC 20549-3010

Re:	C1 Fund Inc. (the “Company”) Registration Statement on Form N-2/A Filed November 12, 2024, as amended on January 21, 2025 and March 7, 2025 File Nos.: 333-283139, 811-24002

Dear Ms. Varghese:

This letter contains our responses to the comments we received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 2 to the Registration Statement on Form N-2 (the “Amendment”) for C1 Fund Inc. (the “Company”), which we filed with the Commission on March 7, 2025. We received oral comments from you on April 1, 2025 and April 3, 2025. Please see below our responses. For ease of reference, we have attempted to paraphrase the comment preceding each response. Unless stated otherwise, references to a “prior comment” refer to oral comments received from the Staff in February 2025. References to “Amendment No. 3” or the “Registration Statement” refer to Amendment No. 3 to the Registration Statement filed on April 25, 2025. Page number references in our responses are to the page numbers in the clean version of Amendment No. 3, unless stated otherwise. Capitalized terms used but not defined in this letter have the meanings ascribed in Amendment No. 3.

General Comments

1.	Disclose the names of the Alternative Trading Systems (“ATSs”) the Company intends to use, as these comprise a material part of the Company’s strategy to acquire the C1 thirty companies.

Response:	The ATSs the Company intends to use for purchasing securities are Forge Securities LLC (which is registered as a broker-dealer and operates as an ATS), NASDAQ Private Market, LLC (which operates as an ATS through NPM Securities, LLC, its registered broker-dealer) and Hiive Markets Limited (which is registered as a broker-dealer and operates as an ATS). We have disclosed these on pages 4 and 54 of Amendment No. 3.

Comments Relating to the Staff’s Prior Comments

2.	In furtherance of prior comment no. 12, revise the Registration Statement to state the exact definition of concentration pursuant to Instruction 1 to Item 8.2.b(2) of Form N-2.

Response:	We have revised the Registration Statement on pages 2, 21 and S-3 to insert the definition of concentration set forth in Instruction 1 to Item 8.2.b(2) of Form N-2.

3.	In furtherance of prior comment no. 40, remove the disclosure regarding Rule 461(c) in the N-2, and instead supplementally advise regarding the same.

Response:	We have removed the disclosure regarding Rule 461(c) from Amendment No. 3 on page C-3. Further, the Company supplementally discloses that prior to requesting acceleration of effectiveness of the Registration Statement, the Company will have obtained primary and excess insurance policies insuring the Company’s directors and officers against some liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on the Company’s behalf, may also pay amounts for which the Company has granted indemnification to the directors or officers. The costs of any such insurance will be borne in accordance with the requirements of Rule 461(c) of the Securities Act of 1933, as amended (the “Securities Act”).

4.	In furtherance of prior comment no. 48, supplementally explain if an agreement regarding the reimbursement of organizational expenses between the Company and the Sponsor is still being negotiated or, if no such agreement is contemplated, disclose what governs the reimbursement and the basis for discussing the reimbursement in the fee table.

Response:	The Company has entered into a Contribution and Reimbursement Agreement with the Sponsor effective as of April 8, 2025, pursuant to which the Sponsor agrees to pay for organizational and offering expenses of the Company prior to the closing of the Company’s initial public offering (the “IPO”) and the Company agrees to reimburse the Sponsor for all such expenses following the closing of the IPO. We have filed the Contribution and Reimbursement Agreement as Exhibit K(3) to Amendment No. 3 and have revised pages (iii), 13, 66 and F-6 of the Amendment No. 3 to disclose the terms of this agreement.

5.	In furtherance of prior comment no. 58, supplementally advise whether the Adviser, its affiliates or any affiliates of the Company have any relationship with Pitchbook.

Response:	None of the Adviser, its affiliates or any of the affiliates of the Company have any relationship with Pitchbook. Additionally, we supplementally advise the Staff that as part of our efforts to clarify and harmonize the descriptions of the Company’s three principal investment channels, we have removed the reference to Pitchbook.

6.	In furtherance of prior comment no. 89, supplementally confirm whether the definition of C1 Thirty companies could include companies that are only end-users of digital asset technologies and crypto assets.

Response:

Companies that are merely end-users of digital assets technologies or crypto assets, would not be included in the C1 Thirty because such end-users would not meet our definition of a “digital asset services and technology company.”

We note that “digital asset services and technology companies” means “[c]ompanies whose principal business is to develop, sell or provide products and solutions related to the development, issuance, storage, custody, security, trading, management, compliance, marketing, analysis or processing of crypto assets or the development, management or servicing of permissioned or permissionless blockchain technology and infrastructure.” (emphasis added). Companies that are mere end-users of digital assets technologies or crypto assets would not have a “principal business” in the areas identified in this definition.

Please note, we have revised the Registration Statement on page (v) to explain the meaning “principal business” as used in the definition of “digital asset services and technology companies.” This is further discussed in the response to comment no. 12 below.

7.	In furtherance of prior comment no. 94, affirmatively state in the Registration Statement the Company’s temporary defensive policy and include a heading “Temporary Defensive Policy.”

Response:	We have revised the Registration Statement to include an affirmative statement of the Company’s temporary defensive policy under the heading “Temporary Defensive Policy” on page 54.

8.

In furtherance of comment no. 90 to the written correspondence from the Staff to the Company dated December 12, 2024:

(a)   Supplementally disclose Dr. Kidwai's ownership in Forge Global Holdings Inc.

(b)   Supplementally identify Dr. Kidwai's ownership in Forge Securities LLC, or any type of economic interest he has in the entity.

(c)   If known, supplementally identify the percentage ownership held by Forge Global Holdings Inc. in Forge Securities LLC.

(d)   Supplementally explain if Dr. Kidwai has any ownership interest in Forge Global Inc.

(e)   Response 90 states that Mr. Kidwai is not an affiliated person of Forge Securities LLC by virtue of control as defined in section 2(a)(9) under the Investment Company Act. Further explain this response. For example, is the company rebutting a presumption of control with this response?

Response:

(a)   As of the date of this letter, Dr. Kidwai owned approximately 0.28% of Forge Global Holdings Inc., a public company that is listed on the New York Stock Exchange under the symbol (FRGE) (“Forge Global Holdings”). As of April 10, 2025, according to MarketWatch, Forge Global Holdings had a market capitalization of approximately of $115 million.

(b)   Based on information contained in Forge Global Holdings’ Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 6, 2025, Forge Securities LLC is an indirect wholly owned subsidiary of Forge Global Holdings. See Exhibit 21.1 to Form 10-K. Dr. Kidwai does not have a direct ownership interest or any other direct economic interest in Forge Securities LLC.

(c)   Please see our response to comment 8(b) directly above.

(d)   Dr. Kidwai does not have any ownership interest in Forge Global Inc., which is a direct wholly owned subsidiary of Forge Global Holdings.

(e)   Dr. Kidwai is not an affiliated person of Forge Securities LLC on any of the bases set forth in Section 2(a)(3) of the Investment Company Act, including on the basis of control.

Comments Relating to the Form N-2 Registration Statement

9.	On page 52, the Registration Statement states that the Company intends to invest in equity and equity-linked securities. Confirm that such investments will not be through SPVs, private funds or single-asset vehicles. If the Company will may obtain exposure to equity securities through such vehicles please revise the disclosure accordingly. Additionally, please supplementally advise that the Company will comply with S-X 12-12.

Response:	The Company will not invest through SPVs, private funds or single-asset vehicles. We supplementally advise that the Company will comply with Regulation S-X 12-12.

10.	On page 54, the Registration Statement discloses that “we will purchase shares directly from stockholders, including current or former employees of privately held companies that meet our investment criteria.” Supplementally describe if such transactions will occur through simple agreements for future equity (“SAFEs”) or other instruments or agreements to obtain such shares from stockholders including current or former employees. The disclosure further states that such sales "may be further restricted by provisions in company charter documents." Describe any risks with such investments including counterparty risks associated with such investments.

Response:

As disclosed on pages 7 and 57, the Company will enter into purchase agreements for substantially all of its private company portfolio investments. The Company plans to purchase securities directly from current or former employees of a privately held company through purchase agreements whereby the Company would acquire the subject securities immediately or promptly following the execution of such purchase agreements. If transfer restrictions apply to such securities, the Company will seek to obtain a waiver of transfer restrictions from the issuer. If a waiver cannot be obtained from the issuer, then the Company may structure the purchase agreement so that the Company would acquire the subject securities at such time when the transfer restrictions lapse. We have harmonized the disclosure accordingly.

The Company does not intend to enter into SAFEs, as SAFEs are generally understood to refer to contracts directly between an investor and the issuer for securities that have not yet been issued.

We have added a risk factor on page 24 regarding counterparty risks associated with one-off private transaction with eligible securityholders and we have added a corresponding bullet point to the summary risk factors on page 11.

11.	Supplementally describe how the Company will utilize calibration as a required by ASC 820 when assessments are valued at fair value.

Response:	In accordance with its valuation policies and procedures and in compliance with ASC 820, the Company will use primary and secondary sources to price any positions where such sources are available. For any positions where such sources are not available, the Adviser, in its capacity as the Valuation Designee, will obtain valuations from Houlihan Lokey LLC, a nationally recognized valuation advisory firm.

12.	Regarding the definition of “digital asset services and technology companies,” disclose how the Company determines the “principal business” of a digital asset services and technology companies.

Response:

We have revised the Registration Statement on page (v) to disclose how the Company determines the “principal business” of potential investment targets. Specifically, we have added the following sentence to the end of the definition of “digital assets services and technology companies”:

“For the purposes of this definition, a company has a ‘principal business’ in the foregoing activities (a) for a company that generates revenues from operations, if 50% or more of its revenue is generated from the foregoing activities, or (b) for a company that is not yet generating revenue from operations or for which we cannot obtain financial information, if the Adviser believes the company’s business model seeks to generate a majority of its revenue from the foregoing activities.”

13.	Does the definition of “digital asset services and technology companies,” include companies that solely provide marketing services or solely analyze crypto assets? If not, clarify the disclosure.

Response:

Yes. The definition of “digital asset services and technology companies” includes companies that solely provide marketing services or solely analyze crypto assets. However, the Adviser currently is not aware of any such companies in the digital asset services and technology industry that would meet the Company’s other investment criteria – namely the requirement that the target company have a valuation of at least $500 million. The Company’s principal investment strategy allows the Company to invest in such marketing or analytics companies in the future, should any such companies satisfy the Company’s other investment criteria.

14.	Supplementally disclose whether the definition of “digital asset services and technology companies” includes technology companies in the digital asset or blockchain space, or whether the definition is intended to capture technology companies broadly, outside that space.

Response:	The narrower reading of the definition of “digital asset services and technology companies” is correct. The defined term is meant to capture companies that provide digital asset services and digital asset technology, not technology companies broadly.

15.	Harmonize the disclosure regarding the Company’s 80% principal investment strategy, particularly the statements concerning the companies whose business is not principally administered in the People’s Republic of China, including Hong Kong and Macao.

Response:

We have revised the Registration Statement on pages (i), 4, 52, F-6 and S-4 to harmonize the references to the Company’s policy to invest 80% of the total value of its assets in the C1 Thirty companies and particularly to clarify and harmonize the disclosures that the C1 Thirty companies will exclude companies whose business is principally administered in the People’s Republic of China, including Hong Kong and Macao.

Additionally, we are mindful of the Staff’s prior comment to avoid repetitive disclosures and with that in mind we have attempted to limit the instances in which we repeat the language regarding the People’s Republic of China, including Hong Kong and Macao.

16.	The term equity is defined to include securities futures, convertible securities, warrants and rights. Consider whether this is accurate considering the derivative and hybrid nature of these investments.

Response:

We respectfully advise the Staff that the term “equity security” as defined in Rule 3a11-1 under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), “means any stock or similar security, certificate of interest or participation in any profit sharing agreement, preorganization certificate or subscription, transferable share, voting trust certificate or certificate of deposit for an equity security, limited partnership interest, interest in a joint venture, or certificate of interest in a business trust; any security future on any such security; or any security convertible, with or without consideration into such a security, or carrying any warrant or right to subscribe to or purchase such a security; or any such warrant or right; or any put, call, straddle, or other option or privilege of buying such a security from or selling such a security to another without being bound to do so” (emphasis added).

We believe that the Company’s usage of the term “equity security” is consistent with this definition. Furthermore, the Glossary of Frequently Used Defined Terms section of the Prospectus makes clear that “equity” means “a security carrying a warrant or right to subscribe for or purchase common shares or preferred shares, or a warrant or right.” Additionally, we supplementally advise the Staff that we have removed “security futures” from the definition of equity, because the Company’s principal investment strategy does not include investments in futures or other derivative products.

17.	Consider disclosing the hybrid nature of the aforementioned equity and equity-linked securities and disclosing their relevant risks to the extent not already disclosed.

Response:	We have revised the Registration Statement on the cover page to disclose that “[i]nvestments in rights, warrants, convertible securities and equity-linked securities may subject the Company to similar risks as those associated with investments in capital stock as well as additional risks associated with derivative securities.” Further, we have revised the risk factor on page 57 regarding the risks associated with investments in rights, warrants, convertible securities and equity-linked securities to disclose the hybrid nature of such investments and the relevant risks associated with them.

18.

Where the Company states that it expects “a sizeable portion of its investments to be in late-stage private companies in the digital asset services and technology industry”:

(a)   Disclose how the Company defines “sizeable portion;” and

(b)   Supplementally clarify whether the Company intends to invest only in late-stage private digital asset services and technology companies, and if so please include that in the definition of “digital asset services and technology companies.”

Response:

We understand that the term “sizeable portion” is vague and accordingly we have removed the term from the Registration Statement. The Company’s intention is to disclose that there are attractive opportunities to invest in digital asset services and technology companies that are late-stage private companies and that the Company expects to make investments in such late-stage private companies. The Company does not have a predetermined allocation or expectation of how much of its total assets will be invested in late-stage private companies, and it is not the Company’s intention to disclose that the Company will invest a certain predetermined portion of its funds in late-stage private companies or that investing in late-stage private companies is the Company’s primary focus. The Company’s investment strategy and policies do not establish a minimum or maximum amount to be invested in late-stage private companies. Accordingly, we have revised the Registration Statement to state that the Company expects “a portion of our investments to be in such late-stage private companies.” (emphasis added).

We supplementally advise the Staff that the Company does not intend to invest exclusively in late-stage companies. The Company expects to make investments in companies at other stages of their respective growth cycles. The Company’s principal strategy is to invest at least 80% of its total assets in private digital asset services and technology companies and this strategy does not include a primary focus on late-stage companies. We believe that the revised disclosure relating to the Company’s principal investment strategy accurately discloses this fact.

19.	Regarding the disclosure on page 4 that “[e]ach of these marketplaces will be registered (or has an affiliate that is registered) as a broker-dealer and as an alternative trading system (“ATS”) in accordance with the requirements of Regulation ATS under the Securities Exchange Act or an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”),” it is unclear to Staff how the registration of an affiliate applies to an ATS. Please supplementally confirm, if accurate, that the securities of an issuer that are made available for trading on an ATS has an active Form ATS on-file with the Commission.

Response:

We have revised the Registration Statement on pages 4, 23 and 54 to clarify that the Company intends to execute purchase and sale transactions with eligible companies on marketplaces that are registered as broker-dealers under Section 15 of the Securities Exchange Act and operate as ATSs under Regulation ATS. These companies include Forge Securities LLC (which is registered as a broker-dealer and operates as an ATS), NASDAQ Private Market, LLC (which operates as an ATS through NPM Securities, LLC, its registered broker-dealer), and Hiive Markets Limited (which is registered as a broker-dealer and operates as an ATS).

We confirm supplementally that, except for other investment methods that are discussed in the Registration Statement, the Company intends to purchase and sell securities of eligible companies that are made available for trading on an ATS subject to regulation as such under Regulation ATS.

20.	Regarding the term “private secondary marketplaces,” please further disclose what marketplaces this term is referring to, how these marketplaces function and whether the marketplaces are registered with the Commission as broker dealers.

Response:	We have revised the Registration Statement to define a “private secondary marketplace” as “a securities marketplace that is registered as a broker-dealer under Section 15 of the Securities Exchange Act and operates as an ATS under Regulation ATS.” We have added this definition to the glossary of frequently used defined terms and have harmonized the use of this term throughout the Registration Statement.

21.	Regarding the discussion of private secondary marketplaces, please supplementally explain the basis for the following statements in the Registration Statement, “should provide us with a significant opportunity to access investments of the types we seek,” and “there are credible indications that these marketplaces may provide access to significant investment opportunities for eligible investors.”

Response:	The basis for these statements is the personal experience of the Investment Committee members, who have monitored transactions and investment opportunities on the ATSs that we intend to use to acquire securities. The Investment Committee members have observed that each month there is typically opportunities to acquire more than $10 million worth of securities of private digital asset services and technology companies on such ATSs. Additionally, the Investment Committee members believe that the closing of the Company’s IPO will fuel interest in selling securities of private digital asset services and technology companies on such ATSs, thereby increasing the Company’s opportunities to make investments.

22.	Please disclose the risks arising from the purchases of one-off transactions to the extent not already done so.

Response:	We have added a risk factor on page 24 regarding counterparty risks associated with one-off private transaction with eligible securityholders and we have added a corresponding bullet point to the summary risk factors on page 11.

23.	Please supplementally disclose the meaning of “general solicitations” in the sentence on stating “[t]the Adviser will not make general solicitations for these one-off private transactions, which will rely on an exemption from registration under the Securities Act.”

Response:	In connection with the Company’s acquisition of securities of private companies, such securities will be restricted securities within the meaning set forth in Rule 144 of the Securities Act. The Company understands that general solicitation in connection with the purchase and sale of restricted securities is generally not permitted, with certain limited exceptions. The sentence in-question is intended to disclose that the Adviser and the Company will rely on and comply with one or more exemptions from registration under the Securities Act in connection with such transactions.

24.	Regarding the disclosure that the Company will enter into purchase agreements for substantially all of its investments in private companies, please supplementally clarify if the Fund’s definition of “private companies” includes private funds, private investment companies or SPVs.

Response:	The definition of “private companies” does not include private funds, private investment companies or SPVs.

25.	Is the statement that “[t]he risks of investing in a BDC, an ETF or an ETP are substantially similar to the risks of investing in us,” meant to refer to BDCs, ETFs and ETPs that invest in physical spot Bitcoin and Ether? If so, please disclose how this is accurate considering the Company has stated it will not invest directly in physical spot Bitcoin or Ether.

Response:	We have revised this disclosure on page 11 to state that the “the risks of investing in a BDC, an ETF or an ETP are substantially similar to the risks of investing a mutual fund that has the same investment objectives, strategies, and policies.” We have harmonized this language in the corresponding risk factor on page 27. Further, we have clarified the risk factor on page 27 by adding that “unlike the Company, ETPs may invest directly in physical spot digital assets or crypto assets and therefore they are directly subject to the risks associated with investments digital assets or crypto assets.”

26.	Regarding footnote 1 to the pricing table, why is the sales load, which the footnote states will be “ultimately borne by all common stockholders,” included as a Shareholder Transaction Expense? Staff notes that shareholder transaction expenses are expenses borne on a transaction basis by an individual shareholder.

Response:

We have removed the language stating that the sales load is paid by the Company from footnote 1 to the pricing table and elsewhere in the Registration Statement.

We supplementally advise the Staff that the sales load and non-accountable expenses will be deducted by Benchmark from the gross offering proceeds.

27.	Regarding footnote 3 to the pricing table, the only DRIP fees that should be reflected as shareholder transaction expenses are those assessed against specific shareholder accounts. DRIP expenses borne by the Company, and ultimately by all shareholders, should be shown as annual expenses.

Response:	We have removed the $24,000 annual DRIP fee from the footnote 3 to the pricing table. We supplementally advise Staff that such fee is now included as an Other Expense under in the Annual Expenses section of the pricing table. We have not specifically noted the annual DRIP fee as a line item in the footnote to Other Expenses (footnote 6) to the pricing table, because we determined it would be confusing to readers if we called out this single $24,000 expense when we do not disclose the specific amounts of the other expenses included in the same line of the pricing table.

28.	Please supplementally explain what is being referenced in the sentence: “Pending such investment, the Company anticipates that it will invest the proceeds in short-term money market instruments, securities with remaining maturities of less than one year, cash or cash equivalents., in accordance with our investment objectives and policies.” Are these instruments being used for temporary defensive purposes?

Response:

This sentence references how the Company intends to invest funds that it holds after the IPO and before such funds can be deployed in accordance with the Company’s principal investment strategy. We note that the Company intends to deploy the net proceeds of the offering within three months, but, in any event, no later than 12 months, after close of the offering. The referenced sentence is intended to disclose how the Company will manage the offering proceeds during this interim time period.

While the Company’s policy for temporary defensive investments allows the Company to use some of the same instruments, the sentence in question is not discussing the Company’s policy for temporary defensive investments.

29.	The heading to a risk factor on page 27 references ETFs and ETPs but the following paragraph discusses ETFs, ETPs and BDCs. Please reconcile. Please also clarify that not all BDCs are listed on an exchange.

Response:	We have added BDCs to the heading of this risk factor and clarified that not all BDCs are listed on an exchange.

30.	The table discussing Bitcoin and Ethereum on page 34 states that Bitcoin is “designed as a way to carry out simple digital payments.” Consider whether this statement is accurate considering Bitcoin is not widely used as a method of payment.

Response:

We have revised the table on page 34 of the Registration Statement to clarify that:

Bitcoin is “designed as a way to carry out relatively simple digital payments; however, Bitcoin is not widely accepted as a means of payment,” and that Ethereum is “designed as a network that supports a complex financial ecosystem; however Ethereum is not widely accepted as a means of payment.”

31.	Regarding the sentence on page 52 stating, “within this non-principal investment strategy, we may invest less than 10% of the value of our total assets in BDCs, that meet our investment criteria and made an election to be regulated as a closed-end investment company under this Act,” please consider revising to state that the Company may invest in BDCs that make an election to be regulated under certain sections under the Investment Company Act.

Response:	We have revised the disclosure on pages 52 and 59 of Registration Statement to state that the Company may invest in BDCs that have made an election, pursuant to Section 54(a) of the Investment Company Act, to be subject to the provisions of Sections 55 through 65 of this Act.

32.	Please supplementally disclose whether the Company is aware of any BDCs whose investment strategy is focused on the digital asset services and technology industry.

Response:	The Company is not aware, at this time, of any BDCs whose investment strategy is focused on the digital asset services and technology industry.

33.	Regarding the statement that “the Adviser may elect to invest the Company’s funds in cash equivalents, U.S. government securities and other high quality debt investments, pursuant to a policy that allows for such investments for temporary defensive purposes,” please revise to affirmatively state the Company’s temporary defensive policy and place it under a separate heading.

Response:	We have made this change, adding the requested heading and affirmative statement on page 54.

34.	In the last paragraph of Item 30 on page C-3, please revise the language to accurately reflect the requirements of Section 17(h) of the Investment Company Act.

Response:	We have revised this paragraph to state that “in accordance with Section 17(h) of the Investment Company Act, our Charter and Bylaws do not and will not contain any provision that protects or purports to protect any director or officer against any liability to us or to our security holders to which any director or officer would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence, or reckless disregard of the duties involved in the conduct of such director or officer’s office.”

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (202) 496-7408 or wendell.faria@dentons.com, or Brian Lee at (212) 768-6929 or brian.lee@dentons.com.

Very truly yours,

/s/ Wendell M. Faria, Esq.
Wendell M. Faria, Esq.
Partner